EXHIBIT 21.1

Subsidiaries of Atheros Communications, Inc.

Name	Jurisdiction of Organization
Atheros India LLC	Delaware
Atheros Communications International LLC	Delaware
Atheros Communications K.K.	Japan
Atheros Technology Ltd.	Bermuda
Atheros International Ltd.	Bermuda
Atheros Technology (Macao Commercial Offshore) Limited	Macao
Atheros Hong Kong Limited	Hong Kong